UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Publicly-Held Company with Authorized Capital
CNPJ/ME: 90.400.888/0001-42
NIRE: 35.300.332.067

NOTICE TO THE MARKET

Banco Santander (Brasil) S.A. (“Santander Brasil”), in compliance with the provisions of Instruction No. 358/02 of the Brazilian Securities and Exchange Commission, as amended, hereby informs its shareholders and the market in general that, on this date, its subsidiary company, Pi Distribuidora de Títulos e Valores Mobiliários S.A. (“Pi”) has executed along with the shareholders of Toro Controle e Participações S.A. (“Toro Controle”) an Investment Agreement and Other Covenants, whereby, once the transaction is implemented, it will hold 60% of the share capital of Toro Controle, holding company that ultimately controls Toro Corretora de Títulos e Valores Mobiliários Ltda. (“Toro Corretora”) and Toro Investimentos S.A. (“Toro Investimentos”) (“Transaction”).

Upon the combination of operations, each company will contribute with its market differentials to the formation of a complete platform of fixed and variable income products, with expertise, technology and scale to act with prominence and leadership in the growing Brazilian investment market - the scenario of interest rates at low levels tends to increasingly stimulate the demand for variable income products.

Toro is an investment platform founded in Belo Horizonte in 2010. In 2018, it received the necessary authorizations and started its operation as a securities broker focused on the retail public. Pi, in turn, has a wide offer that includes more than 240 fixed income products within a relevant B2B platform, with structured functionalities for family offices, consultants and investment managers.

The conclusion of the Transaction will be subject to the signing of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals. The provisions of art. 256 of Law 6,404, of December 15, 1976 are not applicable to the Transaction.

Santander Brasil will keep its shareholders and the market informed about the development of the Transaction.

São Paulo, September 29th, 2020.

Angel Santodomingo Martell

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 29, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer